Exhibit 99.5

Hank Moore

Futurist Corporate Strategist Vision Expeditor	Developer of the concept known as THE BUSINESS TREE

Letter of Agreement-Contract

This letter constitutes a service contract agreement for Hank Moore, Management Resource Institute, to serve as Corporate StrategistTM for SurgiCare.

Activities may include advising you on corporate strategy, Visioning, investor relations, Strategic Planning for the company's future, communications documents, executive mentoring, development of divisions, quality control matters and other special projects. As a Corporate StrategistTM, Mr. Moore will provide insights, strategies and methodologies to help.

In order to provide the scope of services agreed upon, it is estimated that 200 hours of professional service time will be expended during the months of April, May, June and July, 2003. Mr. Moore is normally compensated at the rate of $500 per hour (which would equate to $100,000 worth of time).

As a show of faith in SurgiCare and its promising future, Mr. Moore will be compensated $10,000 per month retainer for each of those four months. Less time will likely be required during ensuing months, and the retainer payment will be reduced, based upon the number of hours of professional service expended. Stock may later be awarded in consideration of the reduced fee, depending upon the financial health of the company.

SurgiCare will be billed at the end of each month for routine out-of-pocket expenses (mileage, postage, fax, photocopies, messenger charges).

Hank Moore exercises full confidentiality of client information and will exercise judicious protection of your interests. The firm will ethically pursue Corporate Strategy, planning and business objectives, based upon on mutual respect. We are pleased to be a part of your business team and shall pursue activities on your organization's behalf in that spirit.

Signatures below and a copy of this Letter of Agreement constitute acceptance.

Sincerely, /s/ Hank Moore_______ Hank Moore Date: April 11, 2003	Approved: /s/ Keith LeBlanc_____ For SurgiCare Date: April 15, 2003